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                                March 26, 2024

       Sai Kit (Dicky) Yip
       Principal Executive Officer
       Junee Limited
       Studio 20, 11 F, International Plaza
       20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Limited
                                                            Amendment No. 13 to
Registration Statement on Form F-1
                                                            Filed March 15,
2024
                                                            File No. 333-266116

       Dear Sai Kit (Dicky) Yip:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment No. 13 to Registration Statement on Form F-1

       General

   1. Please advise (i) why the resale offering is required to be registered at this time, (ii) how you determined the
number of ordinary shares being registered in connection with the resale offering, and
(iii) how the selling shareholders were selected to participate in this resale offering (given
the lock-up applicable to other principal shareholders), all with a view to understanding
whether the resale portion of the offering should be deemed an indirect primary being
conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act
Rules Compliance and Disclosure Interpretations.
 Sai Kit (Dicky) Yip
FirstName  LastNameSai Kit (Dicky) Yip
Junee Limited
Comapany
March      NameJunee Limited
       26, 2024
March2 26, 2024 Page 2
Page
FirstName LastName
       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Lisa Forcht